Exhibit 99.1

Canarc to Sell Lightning Tree Gold Property, Idaho to Minkap Resources
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Vancouver, Canada – September 15, 2020 – Canarc Resource Corp. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CAN) (“Canarc” or the “Company”) is pleased to announce that further to its press release dated July 6, 2020, Minkap Resources Inc. (“Minkap”) has received approval of the TSX Venture Exchange (the “TSXV”) to acquire the Company’s Lightning Tree property located in Lemhi County, Idaho, USA (the “Property”).

Canarc signed a definitive mineral property purchase agreement (the “Purchase Agreement”) dated September 10, 2020 between the Company, Minkap Resources Inc. (“Minkap”) and DG Resource Management Ltd. (“DGRM”) pursuant to which Minkap will acquire the Property from the Company, and the adjacent Breccia Gold property from DGRM.

In consideration for the acquisition, Minkap will:

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issue Canarc an aggregate of 2,500,000 common shares (the “Consideration Shares”) and 2,500,000 common share purchase warrants (the “Consideration Warrants”) over a two-year period;

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pay Canarc cash consideration of $137,500 over a three-year period, as follows:

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C$12,500 upon receipt of final approval from the TSX Venture Exchange with respect to the transactions contemplated by the Purchase Agreement (the “Approval Date”);
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C$25,000 due on the first anniversary from the Approval Date;
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C$50,000 due on the second anniversary from the Approval Date; and
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C$50,000 due on the third anniversary from the Approval Date;

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spend an aggregate $2,000,000 in exploration expenditures over three years, commencing on the date Minkap receives an exploration drill permit for the Property (the “Permit Date”); and

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grant a 2.5% net smelter returns royalty (the “NSR”) in respect of the Property, subject to the option of Minkap to purchase 1% of the NSR for $1,000,000.

If Minkap fails to file a National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) compliant technical report on the Property which discloses mineral resources within three years of the Permit Date, or fails to complete any of the requirements noted above, the Property will revert back to Canarc.

In addition, pursuant to the Purchase Agreement, Minkap has granted to the Company and DGRM, together, a one-time bonus payment (the “Bonus Payment”) of $1.00 per ounce of gold or gold equivalent, up to a maximum of $1,000,000, upon the filing on SEDAR of a resource of at least 1,000,000 ounces of gold or gold equivalent that is disclosed in compliance with NI 43-101. The Bonus Payment is payable to the Company and DGRM on a pro-rata basis based on the number of ounces of gold or gold equivalent from each of the Company’s and DGRM’s respective claims relative to the 1,000,000 ounces, as will be defined in a NI 43-101 technical report to be prepared for the Property.

The Purchase Agreement is subject to certain conditions precedent, including the receipt of all necessary regulatory and other approvals. The Purchase Agreement is expected to close on or about September 30, 2020.

Canarc also announces that it has engaged Commodity-TV and Rohstoff-TV (C&R-TV) for a subsequent three-month period to assist with Canarc's investor relations activities. Pursuant to an agreement commencing September 14, 2020, Canarc will pay C&R-TV 9,000 euros, plus expenses. C&R-TV is based in Switzerland and will introduce Canarc to its European investor network by recording, translating, broadcasting and disseminating on its digital platforms Canarc news, articles, interviews and webinars.

About the Lightning Tree Property, Idaho

The property consists of four unpatented claims in section 34 of 08/T20N/R18E, 38 km SW of Salmon in Lemhi County, Idaho. The lands are administered by the US Forest Service.

The claims lie along the regional, northeast-trending Trans-Challis structural zone and mineral belt adjoining the south side of the Musgrove gold deposit (Bravura Ventures), approximately 25 km southwest of Beartrack deposit (Meridian Gold) and 70 km northeast of Grouse Creek deposit (Hecla Mining).

The property contains northwest-striking epithermal quartz-adularia veins along the Meadows fault zone separating the Apple Creek Formation siltstones to northeast from the Challis volcanics to the southwest. Six rock-chip samples collected by the Company in 2010 returned high-grade gold assay results. There is no evidence of historic drilling on the claims.

Lightning Tree is one of 14 mineral properties and two royalties in the American Innovative Minerals (“AIM”) USA gold package acquired by Canarc in 2017 and is one of four AIM properties that have since been leased or optioned out by the Company to third parties wanting to explore and earn interests in Canarc’s Nevada/Idaho portfolio.

The Company continues to receive expressions of interest in seven properties in Nevada that are available for option, lease or purchase. Canarc is focused on creating shareholder value by advancing its attractive Canadian gold projects and acquiring new gold properties with exciting discovery potential.

"Scott Eldridge”
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Scott Eldridge, Chief Executive Officer
CANARC RESOURCE CORP.

About Canarc - Canarc Resource Corp. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America.  The Company is currently advancing two core assets, each with substantial gold resources, and has initiated a high impact exploration strategy to acquire and explore new properties that have district-scale gold discovery potential.  Canarc shares trade on the TSX: CCM and the OTCQB: CRCUF.

For More Information - Please contact:
Scott Eldridge, CEO
Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Cell: (604) 722-5381
Email: scott@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the closing of the Purchase Agreement, the preparation of a NI 31-101 technical report for the Property and obtaining the necessary regulatory approvals for the Purchase Agreement. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to regulatory approvals, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.